The Glenmede Fund, Inc.

c/o State Street Bank and Trust Company

100 Huntington Avenue

CPH-0326

Boston, MA 02116

February 27, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Deborah O’Neal-Johnson

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577

(the “Registrant”)

Dear Ms. O’Neal-Johnson:

This letter is in response to your comments provided via telephone on February 12, 2015, regarding Post-Effective Amendment No. 69 to the Registrant’s registration statement, relating to the International Portfolio (the “Portfolio”) prospectus, and the combined statement of additional information, filed with the Securities and Exchange Commission (“SEC”) on December 30, 2014:

1.	Comment: Please provide the completed fee table from the section entitled “Fees and Expenses of the Portfolio” of the prospectus within the response.

Response: The fee table is below:

Fees and Expenses of the Portfolio: This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio.

Shareholder Fees (fees paid directly from your investment)
Maximum Account Fee (annual percentage of assets under management)[1]	1.25%
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Other Expenses (includes 0.25% shareholder servicing fees payable to Glenmede Trust)	0.50%

Total Annual Portfolio Operating Expenses[2]	1.25%

[1]	Investors in the Portfolio may be clients of The Glenmede Trust Company, N.A. (“Glenmede Trust”) or its affiliated companies (“Affiliates”). The “Maximum Account Fee” in the above table is the current maximum annual fee that Glenmede Trust or its Affiliates would charge its clients directly for fiduciary, trust and/or advisory services (e.g., personal trust, estate, advisory, tax and custodian services). Glenmede Trust and its Affiliates currently intend to exclude the portion of their clients’ assets invested in the Portfolio when calculating client fees.
[2]	Total Annual Portfolio Operating Expenses have been restated to reflect current fees.

2.	Comment: Please confirm that the elimination of the disclosure of the fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more Acquired Funds, as defined in Form N-1A, is a result of the change in the Portfolio’s principal investment strategies.

Response: The Registrant confirms that the elimination of the disclosure of the fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more Acquired Funds is a result of the change in the Portfolio’s principal investment strategy relating to investment in other investment companies. Investment in other investment companies is no longer a principal investment strategy of the Portfolio.

3.	Comment: The footnote to the Annual Fund Operating Expenses line of the fee table states that “Total Annual Portfolio Operating Expenses have been restated to reflect current fees.” Please explain the reason for the restatement of expenses.

Response: The Registrant states that the restatement of the expenses in the fee table is to reflect the elimination of the fee waiver and the Acquired Fund fees and expenses as a result of the change in the Portfolio’s principal investment strategy relating to investment in other investment companies, referenced in comment response #2 above.

4.	Comment: Please confirm there is a foreign investment risk disclosure in the section entitled “Principal Investment Risks” of the Portfolio’s prospectus.

Response: The Registrant confirms that, in the section entitled “Principal Investment Risks,” there is a risk disclosure related to investing in foreign securities in the form of ADRs.

5.	Comment: Please confirm whether frequent trading of securities is a principal investment strategy of the Portfolio. If so, please include related disclosure in the section of the Portfolio’s prospectus entitled “Principal Investment Strategies.” If not, please remove the corresponding principal investment risk.

Response: The Registrant confirms that frequent trading of securities is a principal investment strategy of the Portfolio, and will include related disclosure in the section of the Portfolio’s prospectus entitled “Principal Investment Strategies.”

6.	Comment: Please disclose if the Registrant has a policy requiring it to provide notice to shareholders if the investment objective is changed or modified.

Response: The Registrant does not have a policy requiring it to provide notice to shareholders in order to change or modify its investment objective.

7.	Comment: Please state whether the Portfolio’s principal investment strategy to invest at least 80% of the value of its net assets (including borrowings for investment purposes) in ADRs is a fundamental or a non-fundamental policy.

Response: The Registrant confirms that the Portfolio’s principal investment strategy to invest at least 80% of the value of its net assets (including borrowings for investment purposes) in ADRs, is a non-fundamental investment policy and has not been adopted to meet the requirements of the “names rule” under Rule 35d-1(a)(3) of the Investment Company Act of 1940, as amended. As such, this non-fundamental policy may be changed by the Fund’s Board of Directors without shareholder approval or prior notice.

8.	Comment: Please disclose if a description of the Registrant’s policies and procedures with respect to the disclosure of the Portfolio’s securities is available on the Registrant’s website.

Response: A description of the Registrant’s policies and procedures with respect to the disclosure of the Portfolio’s securities is not available on the Registrant’s website.

9.	Comment: Please confirm if the Portfolio enters into swaps.

Response: The Registrant confirms that, currently, the Portfolio does not intend to enter into swaps.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

Please contact me at (617) 662-1741 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Bernard Brick

Bernard Brick

EXHIBIT

The Glenmede Fund, Inc.

c/o State Street Bank and Trust Company

100 Huntington Avenue

CPH-0326

Boston, MA 02116

February 27, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Deborah O’Neal-Johnson

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577
(the “Registrant”)

Dear Ms. O’Neal-Johnson:

In connection with Post-Effective Amendment No. 69 to the Registrant’s registration statement, filed with the Securities and Exchange Commission (“SEC”) on December 30, 2014 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;
•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and
•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Please do not hesitate to contact the undersigned at (617) 662-1741 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Bernard Brick

Bernard Brick